NATIONAL SEMICONDUCTOR CORPORATION

           CERTIFICATE OF ADJUSTED PURCHASE PRICE OR NUMBER OF SHARES


            The undersigned hereby certifies that he is the duly elected, qualified and acting Senior Vice President, General Counsel and Secretary of National Semiconductor Corporation, a Delaware corporation (the "Company"), and pursuant to Section 12 of that certain Rights Agreement between the Company and Equiserve Trust Company, N.A., as successor to BankBoston, N.A. as Rights Agent (the "Rights Agent"), dated as of August 8, 1988, as amended as of October 31, 1995 and December 17, 1996, hereby certifies to the Rights Agent as follows (the "Rights Agreement"):

            1. The Board of Directors of the Company approved on April 19, 2004 a two-for-one split of the shares of its common stock, par value $.50 per share (the "Common Shares"), which is to be effected in the form of a 100 percent stock dividend (the "Stock Split"). Holders of the Company's Common Shares will receive one additional Common Share for every Common Share held on the record date of April 29, 2004, payable May 13, 2004 (the " Payment Date").

            2. The Rights Agreement requires certain adjustments to the terms of the Rights (as defined in the Rights Agreement) issued pursuant to the Rights Agreement in order to preserve, without increasing or decreasing, the benefits accruing to the holders of the Rights following the Stock Split.

            3. Pursuant to Section 11(n) of the Rights Agreement, the number of Preferred Shares (as defined in the Rights Agreement) purchasable upon the exercise of each Right will be deemed decreased from one one-thousandth of a Preferred Share to one two-thousandth of a Preferred Share upon the Payment Date.

            4. Pursuant to Section 11(n) of the Rights Agreement, the number of outstanding Rights will be deemed increased by 100% such that each Common Share outstanding immediately after the Stock Split shall have issued with respect to it one Right upon the Payment Date.

            5. Pursuant to Section 23 of the Rights Agreement, the Redemption Price of each Right will be deemed decreased by one-half from $0.01 to $0.005 upon the Payment Date.

            6. Upon and following the Payment Date, pursuant to the Certificate of Designations setting forth the rights, preferences and limitations of the Preferred Shares, as a result of the Stock Split, each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 2,000 times the dividend declared per Common Share. In the event of liquidation, upon and following the Payment Date, (1) the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $2,000 per share but will be entitled to an aggregate payment of 2,000 times the payment made per Common Share, (2) each Preferred Share will have 2,000 votes, voting together with the Common Shares and (3) in the event of any merger, consolidation or other trans-


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action in which Common Shares are exchanged, each Preferred Share will be entitled to receive 2,000 times the amount received per Common Share.

            7. As of the date hereof, a Distribution Date has not occurred.

            8. Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

            IN WITNESS WHEREOF, the undersigned has executed this Certificate this 23rd day of April, 2004.

                                           By:  /s/ John M. Clark III
                                               ---------------------------------
                                           Name: John M. Clark III
                                           Title: Senior Vice President, General
                                                  Counsel and Secretary